02038477

P.E 6-3-02

Commission File No. 1-8346

RECEIVED JUN 03 2002

PROCESSED JUN 17 2002 THOMSON FINANCIAL

FORM 6-K

SECURITITES AND EXCHANGE COMMISSION

Washington,D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Notice of the Convocation of the 106th Ordinary General Meeting of Stockholders held on June27,2002.

TDK Corporation
(Translation of registrant's name into English)

13-1,Nihonbashi 1-chome,Chuo-ku,Tokyo 103-8272,Japan
(Address of Principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly Caused this to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation

(Registrant)

May 31,2002

BY: ____________________

Shigeo Fukumass
General Manager
Shareholder Service
General Affairs Dept.

[Translation]

NOTICE OF THE CONVOCATION

OF

THE 106TH ORDINARY GENERAL MEETING OF STOCKHOLDERS

[This is translation from the Japanese language of
a notice distributed to stockholders in Japan.]

TDK Corporation

Tokyo, Japan

[Translation]

To: Stockholders

May 31, 2002

TDK Corporation (the "Company")
13-1, Nihonbashi 1-chome
Chuo-ku, Tokyo

Hajime Sawabe
President and
Representative Director

NOTICE OF CONVOCATION OF THE 106TH ORDINARY GENERAL MEETING OF STOCKHOLDERS

Dear Sirs:

You are hereby notified that the 106th Ordinary General Meeting of Stockholders will be held as stated below. You are respectfully requested to attend the meeting.

When you attend the meeting in person, please submit the voting right exercise form enclosed herewith to the receptionist at the place of the meeting. In the event that you are unable to attend the aforesaid meeting, please study the reference documents below and indicate on the voting right exercise form enclosed herewith your approval or disapproval of the items on the agenda, since you may exercise your voting right by written form by returning the form to the Company after affixing your seal impression.

Particulars

1. Date and Time: 10:00 a.m. on June 27, 2002 (Thursday)

2. Place of the Meeting: Technical Center of the Company, 9th Floor
15-7, Higashi-Ohwada 2-chome, Ichikawa-shi,
Chiba Prefecture

3. Purposes of the Meeting:

Matters to be Reported: Report on the balance sheet as of March 31, 2002 and the business report and the statement of earnings for the 106th business year (from April 1, 2001 to March 31, 2002)

Matters to be Resolved:

First Item: Approval of proposal for appropriation of profits for the 106th business year

Second Item: Partial amendments to the Articles of Incorporation
The substances of this item are contained in the "Reference Document Concerning Exercise of Voting Rights" (from Page 25 to page 29)

Third Item: Acquisition of shares of the Company

	The substances of this item are contained in the "Reference Document Concerning Exercise of Voting Rights" (Page 29)
Fourth Item:	Election of seven (7) Directors
Fifth Item:	Issuance of stock acquisition rights, in order to grant such rights to Directors, corporate executive officers and certain employees of the Company The substances of this item are contained in the "Reference Document Concerning Exercise of Voting Rights" (from Page 31 to page 34)
Sixth Item:	Revision of the amount of remuneration to Directors as a group
Seventh Item:	Revision of the amount of remuneration to Corporate Auditors as a group
Eighth Item:	Presentation of retirement grants to the resigning Directors

- End -

(Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Stockholders)

Attachment (1)

BUSINESS REPORT
(From: April 1, 2001
To: March 31, 2002)

I. Outline of Business

(1) Business Progress and Results

In reviewing economic circumstances during the business year under review, the U.S. economy hit a peak in the spring of 2001 and following this, when relatively favorable consumption started to decline, the terrorist attacks occurred, thus reducing the economy to be sluggish. The influence flowed to the Asian and European countries and resulted in a worldwide economic recession. In this context of a sluggish U.S. economy, Japan had been expected to play a locomotive role and also responsibilities leading to a recovery of the world economy with an expansion of domestic demand. The Japanese economy, however, was unable to get out of its current slump.

There are two views with respect to the revolution in information technology (IT), one being that the bursting of the IT bubble or an IT recession is witnessing, and the other being that IT development has completed its first stage and is in the process of entering the second stage of development. The second stage means the advent of the network society, with a broadband technology at its core and with a digital network home electronic appliances flourishing. However, it will take three or four years before essential network contents can be adopted to meet the demands of the broadband era.

Under these circumstances, the Company implemented a structural reform, including a streamlining of the number of employees and the integration and abolishment of production bases not only in Japan but also overseas, in order to continuously improve the Company's competitive capabilities in the long term. As a result, the Company marked, on a non-consolidated basis, net sales of ¥317,811 million (a decrease of 30.6% compared with the preceding business year), a recurring profit of ¥7,580 million (a decrease of 84.9% compared with the preceding business year), net losses of ¥3,794 million (¥8,739 million of net earnings was stated for the preceding business year) and net losses per share of ¥28.55 (¥65.62 of net earnings per share was stated for the preceding business year), respectively, for the business year under review. The large decline in net earnings was attributable to the fact that an extraordinary loss of ¥14,891 million was stated as restructuring expenses incurred with the promotion of the structural reform. On a consolidated basis, the Company marked net sales of ¥575,029 million (a decrease of 16.7% compared with the preceding business year), net losses before income taxes of ¥43,697 million (¥64,516 million of net earnings before income taxes was stated for the preceding business year) and net losses of ¥25,771 million (¥43,983 million of net earnings was stated for the preceding business year), respectively.

(2) The outline of each of the Divisions are reported as follows:

<Electronic materials & components division>

Sales of this division amounted to ¥271,775 million (a decrease of 31.7% compared with the preceding business year). Significant inventory adjustments have spread over the Company's business partners, due to the slowdown of the U.S. economy that began in the fourth quarter of the business year ended March 31, 2001, as well as the worldwide reduction in demand of investments in IT. Since the prospects for the international demand of cellular phones and personal computers (PCs) in the entire market, which has contributed to the development of digital network technologies, were overestimated, the inventory of electronic components was considerably excessive and the adjustment period has been prolonged. As a result, net sales for the business year under review decreased substantially. An outline of each product is as follows:

Electronic materials

Sales of chip capacitors decreased, because sales of multilayer chip capacitors used for PC related products and cellular phones, which increased substantially for the preceding business year, were sluggish for the business year under review. Sales of cores required for data communications, notably ADSL (Asymmetric Digital Subscriber Line), which were favorable in the preceding business year. While sales of ferrite magnets used for automobile related areas maintained even sales levels compared with the preceding business year due to the increase in electronic parts utilized in automobiles, among other things, demand for ferrite magnets used for PC related products and motors of audio and visual products (AVs) decreased. Consequently, overall sales of magnets decreased.

Electronic devices

Overall sales of inductive devices, which is the principal product category, decreased, because major sales products in this division, such as devices used for AVs and PC related areas and other data communication markets, decreased, although sales of inductive devices for automobile related areas slightly increased in line with the development and increase in electronic parts utilized in automobiles. In high-frequency components, since the sales ratio of products used for data communications, mainly cellular phones, has been high, sales declined largely due to a drastic drop in cellular phone markets. Sales of other products, on the other hand, stayed almost even, attributable to the favorable sales of DC/DC converters for entertainment devices.

Recording devices

Sales in this sector decreased in which with respect to heads of hard-disc drives ("HDDs"), the market share of the Company's 30 Gigabyte Disc products, which have been the main product of this area, decreased, because the Company had been behind rival companies in the development of such products and additionally, overall sales of heads for HDDs decreased, because the Company's business partners implemented production adjustments for HDDs due to lowered demand for PCs and the fact that the demand of heads for HDDs was reduced. Sales of other head products also decreased due to the slowdown of demand, among other factors.

Semiconductors & others

Although sales of anechoic testing chambers and measuring systems for noise reduction grew at a steady pace, backed by the digitalization of products and the manufacturing of high-frequency adaptable products. Sales in this sector decreased largely due to decreases in sales of other products from the preceding business year.

Recording media & systems segment

Sales in this segment amounted to ¥46,036 million (down 22.7% from the preceding business year). Shipments of CD-R write-once disks on a non-consolidated basis decreased due to the fact the Company stopped production of the main body of CD-Rs and shifted to a system of purchase from outside manufacturers. In addition, gross demand of auditotape and videotape decreased. As a result, sales in this segment also decreased. Sales of data storage tapes for PCs increased due to the acquisition of regulatory approval of the new standard called "Linear Tape-Open ("LTO")" during the business year under review and the commencement of sales thereof. The Company will apply for other new standards and will endeavor to expand sales.

Breakdown of net sales by major products on a non-consolidated basis and consolidated basis are as follows:

[Non-consolidated basis]

Segment and Products	Major use	Amount (¥ million)	Ratio (%)	Comparison with the preceding term (%)
Electronic materials & components		271,775	85.5	Δ 31.7
Electronic materials	TVs, OA, telecommunications, automobiles, etc.	125,456	39.5	Δ 31.3
Electronic devices	TVs, VTRs, OA, telecommunications, automobiles, etc.	78,623	24.7	Δ 31.8
Recording devices	HDDs, printers, etc.	51,749	16.3	Δ 33.4
Semiconductors & others	OA, communications, etc.	15,946	5.0	Δ 29.4
Recording media & systems	Entertainment, education, broadcasting, etc.	46,036	14.5	Δ 22.7
Total		317,811	100.0	Δ 30.6
Overseas sales (included in the total)		163,839	51.6	Δ 31.1

(Note) Any amount less than one million yen has been disregarded.

[Consolidated basis]

Segment and Products	Major use	Amount (¥ million)	Ratio (%)	Comparison with the preceding term (%)
Electronic materials & components		432,951	75.3	Δ 21.6
Electronic materials	TVs, OA, telecommunications, automobiles, etc.	161,846	28.1	Δ 23.7
Electronic devices	TVs, VTRs, OA, telecommunications, automobiles, etc.	105,937	18.4	Δ 27.0
Recording devices	HDDs, printers, etc.	147,004	25.6	Δ 13.1
Semiconductors & others	OA, communications, etc.	18,164	3.2	Δ 29.3
Recording media & systems	Entertainment, education, broadcasting, etc.	142,078	24.7	3.2
Total		575,029	100.0	Δ 16.7
Overseas sales (included in the total)		410,117	71.3	Δ 12.3

(Note) Any amount less than one million yen has been disregarded.

(3) Capital Expenditures and Financing

Non-consolidated capital expenditures during the business year under review totaled ¥34.5 billion on a construction basis. The Company gave high priority to investments in production increases and rationalization of production facilities with respect to heads for HDDs and high-frequency components and magents, etc.

Consolidated capital expenditures during the business year under review totaled ¥58.8 billion on a construction basis. This was principally invested in rationalization of production facilities with respect to heads for HDDs as well as development facilities. The funds used for the capital expenditures were appropriated from the current funds in hand.

The Company has endeavored to improve asset efficiencies by reducing inventories and selecting investment targets, etc. However, due to the worsened earnings, which are the source of funds, cash in hand amounted to ¥ 125.8 billion, a decrease of ¥25.2 billion from the preceding business year.

(4) Business Results and Summary of Assets

Non-consolidated Business Results:

Term / Category	103rd (4/1/1998 - 3/31/1999)	104th (4/1/1999 - 3/31/2000)	105th (4/1/2000 - 3/31/2001)	106th (4/1/2001 - 3/31/2002)
	(Yen)			
Net Sales	389,349 mil.	434,833 mil.	457,676 mil.	317,811 mil.
Net Earnings	21,604 mil.	24,373 mil.	8,739 mil.	Δ 3,794 mil.
Net Earnings per Share	162.21	183.00	65.62	Δ 28.55
Net Assets:	420,350 mil.	441,072 mil.	441,662 mil.	426,439 mil.
Total Assets	526,863 mil.	562,942 mil.	568,432 mil.	522,140 mil.

Consolidated Business Results:

Term / Category	103rd (4/1/1998 - 3/31/1999)	104th (4/1/1999 - 3/31/2000)	105th (4/1/2000 - 3/31/2001)	106th (4/1/2001 - 3/31/2002)
	(Yen)			
Net Sales	676,250 mil.	674,464 mil.	689,911 mil.	575,029 mil.
Net Earnings	46,345 mil.	50,730 mil.	43,983 mil.	Δ 25,771 mil.
Net Earnings per Share	347.96	380.89	330.54	Δ 193.91
Net Assets:	535,398 mil.	571,013 mil.	637,749 mil.	583,927 mil.
Total Assets	743,512 mil.	775,992 mil.	820,177 mil.	749,910 mil.

Notes:
1. With respect to the non-consolidated business results, any amount less than one million yen has been disregarded.
2. With respect to the consolidated business results, any amount less than 0.5 million yen has been disregarded and any amount not less than 0.5 million yen has been rounded upward to a full one million.
3. Net earnings per share have been computed based on the average number of shares issued during the relevant business year.
4. Treasury stock has been deducted from the calculation of non-consolidated earnings (in case of losses indicated with "Δ") per share for the 106th business year.

During the 103rd business year, the Company's business results on a consolidated and a non-consolidated basis were strongly affected by the strong value of the yen and by the decline in the selling prices of the Company's products.

During the 104th business year, while earnings on a non-consolidated basis increased, earnings on a consolidated basis stayed even in comparison with the preceding business year.

During the 105th business year, the Company marked the increased sales and earnings on both consolidated and non-consolidated bases. The decrease in net earnings on the

non-consolidated basis was attributable to the transition difference resulting from changes in the accounting method for the retirement benefits.
With respect to the 106th business year, results are stated in sections (1) Business Progress and Results and (3) Capital Expenditures and Financing above.

(5) Tasks to be Undertaken by the Company:

The Company was founded in 1935 for the purpose of the first industrial development worldwide of ferrite, a magnetic material. Until now, the Company has grown backed by its originality based on the initial corporate philosophy of contributing to culture and industry through creativity and with the flexibility to rapidly adjust to changes in the business environment.

At present, operating circumstances surrounding corporations have drastically changed, involving technological innovations resulting from the advent of the broadband era of data communications and a society linked by digital networks, among other things, as well as the worldwide economic recession, the process of adjustment to the IT revolution and severe competition resulting from the participation of the Chinese manufacturers impacting on the Japanese manufacturing business. Under such business circumstances, each individual corporation is required to overcome this severe competition and keep providing higher corporate value to all stakeholders concerned, by fully utilizing true originality and expertise. The Company will aim at the creation of a corporate structure which will be able to quickly adapt changes and needs in the era, and achieve new corporate value that is required in the 21st century.

However, the business results of the Company for the business year under review were extremely negative due to the various inside and outside factors as stated in the "Business Report" above. The Company strongly intends to retrieve itself to be valuable TDK as soon as possible, in order to meet the stockholder expectation. For this aim, the Company recognizes that time is of the essence and will rapidly implement the following measures: Establish an income structure which will not be influenced by demand and supply trends, by cutting the break-even point of profits and losses, develop products superior to those of other companies as soon as possible in order to grow, and carefully utilize funds as management resources. The Company will set out the following two items as concrete policies to positively implement the measures stated above all at once.

1. Reform of the income structure
2. Implementation of strategies for future growth

1. Reform of the income structure:

The Company will strive for the establishment of a system that ensures profits, even under circumstances that hinder the sales growth, and ensure implementation of a placing of selection and concentration of investments by transferring management resources from areas of a low profitability and growth to areas of a higher profitability and growth.

① Lowering the break-even point of profits and losses:
The Company has improved cost efficiency to a certain extent, such as the reduction in fixed costs by streamlining the number of employees of the TDK Group and the integration and abolishment of its manufacturing bases, as well as the improvement of variable expenses. The Company will further promote the lowering the break-even point of profits and losses

② Improvement of the asset efficiency:
Trade receivables, inventories and fixed assets will be utilized with an emphasis on efficiency.

③ Improvement of the profitability by selection and concentration:
Through the definition of business evaluation criteria and the selection and concentration of development themes, profitability will be further improved.

2. Implementation of growth strategies:

The Company continues to be engaged in activities to establish a position as the "e-material solution provider" in its project entitled "Exciting 108", a new medium-term project, launched from the preceding business year. The purpose is ultimately to build a framework that will continuously produce unique, unparalleled and attractive products making the most of the Company's expertise. In other words, products deserve the name of TDK. This also reflects the Company's strong desire to create such products. The first step to future growth is to accelerate the establishment of the "e-material solution provider" position. The following are issues to be dealt with by the Company in the future for this goal.

① Strengthening of product planning functions, and development and sales of strategic products:
The product planning functions of the Company to recognize characteristics of products, market needs, timing and bench marks will be strengthened, enabling the Company to aggressively develop and sell new products in response to customer needs.

② Strengthening of core competence and the creation of a platform therefor:
The Company will reinforce the Company's technologies, such as high functional materials, fine process technologies and evaluation technologies for simulation, etc., which are the core of its competitiveness, and establish a central database system in order to put together the technical knowledge at the level of the entire Company.

③ Promotion of business strategies in China:
The Company will establish and promote new business strategies in China, where the Company has an operating base and which is the largest growing market in the world, as well as a potential powerful rival of Japan.

Upon approval of a meeting of the Board of Directors to be held after this Ordinary General Meeting of Stockholders, the Company will introduce the Corporate Executive Officer System aimed at strengthening the soundness of the corporation and its operating capabilities, and improving management efficiencies. This will facilitate quick decision-making based on the delegated authority, and clearly defined responsibilities and authority in the process of business operation. At the same time, the Company will establish the Remuneration Committee that will introduce a remuneration system for Directors and corporate executive officers, which is more closely linked to the business results of the Company and clearly defines the individual responsibilities of Directors and corporate executive officers. With these systems, the Company intends to improve transparency and stockholder value, and strengthen corporate governance.

Through the implementation of these policies, the Company will, uniting all of its forces, become the "Exciting Company TDK", a unique electronics company, which is not overwhelmed by recent drastic changes in the business environment.

We sincerely hope for your continued encouragement and support in the future.

II. Outline of the Company

(The following sets forth the conditions of the Company as of March 31, 2002 unless otherwise specifically indicated.)

(1) Principal Business

The Company is principally engaged in the manufacture and sale of electronic materials and components as well as recording media. Major products by division are as follows:

Division	Major Products
Electronic materials & components	
Electronic materials	ferrite cores, ferrite magnets, rare-earth cobalt magnets, ceramic capacitors
Electronic devices	high-frequency circuit components, noise filters, piezoelectric products, sensors, inductors, transformers, switching power supplies, DC-DC converters, DC-AC inverters
Recording devices	GMR heads, thermal heads, optical heads
Semiconductors & others	semiconductor ICs, organic electroluminescent (EL), anechoic chambers
Recording media & systems	audiotapes, videotapes, CD-Rs, MDs, DVDs, "BS"/"CS" parabolic antenna, CAI, PC software, PC cards, network adapters

(2) Major Business Offices and Plants

Head Office: 13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

Osaka Branch: 5-7, Kawara-machi 3-chome, Chuo-ku, Osaka

Business Offices:

Area	Number of offices
Tohoku	Sendai office
Kanto-Koshinetsu	5 including Tokyo office
Tokai-Hokuriku	Nagoya office
Kinki	Osaka office
Chugoku-Shikoku	2 including Hiroshima office
Kyushu	Kyushu office

Plants:

Chokai Plant	(Akita)
Akita Plant	(Akita)
Kisakata Plant	(Akita)
Inakura Plant	(Akita)
Narita Plant	(Chiba)
Shizuoka Plant	(Shizuoka)
Kofu Plant	(Yamanashi)
Chikumagawa Plant	(Nagano)
Mikumagawa Plant	(Ohita)

Research & Development Facilities:
Technical Center (Chiba)
Corporate Research & Development Center (Chiba)
Materials Research Center (Chiba)
Chikumagawa 1st Technical Center (Nagano)
Chikumagawa 2nd Technical Center (Nagano)

(3) Matters Concerning Shares

(a) Total Number of Shares:
Number of Shares Authorized to be Issued by the Company: 480,000,000 shares

Number of Shares Issued: 133,189,659 shares

(b) Number of Stockholders: 32,133 stockholders
(an increase of 13,662 stockholders from the end of the preceding business year)

(c) Principal Stockholders (ten largest stockholders):

Name of stockholder	Investment to the Company		Investment to the Principal Stockholders of the Company	
	Number of shares held	Percentage to total shares issued	Number of shares held	Percentage to total shares issued
	(thousands of shares)	(%)	(thousands of shares)	(%)
Japan Trustee Services Bank, Ltd. (Trust account)	8,226	6.17	--	--
Matsushita Electric Industrial Co., Ltd.	6,249	4.69	830	0.03
MOXLEY & CO.	5,363	4.02	--	--
UFJ Trust Bank Limited (Trust account)	4,854	3.64	--	--
The Bank of Tokyo-Mitsubishi, Ltd.	4,200	3.15	--	--
The Mitsubishi Trust and Banking Corporation (Trust account)	4,200	3.15	--	--
Nippon Life Insurance Company	3,813	2.86	--	--
Commerz Securities (Japan) Limited Tokyo Branch	3,209	2.40		--
The Asahi Bank, Ltd.	3,077	2.31	--	--
The Chase Manhattan Bank, NA London	2,462	1.84	--	--

Notes:
1. Any number of shares less than one thousand has been disregarded.
2. With respect to investments in UFJ Trust Bank Limited, the Company owns 393 shares of UFJ Holdings, Inc. (percentage of shares held to total shares issued: 0.00%) due to the share transfer as of January 15, 2002.
3. With respect to investments in The Asahi Bank, Ltd., the Company owns 2,097 shares of Daiwa Bank Holdings, Inc. (percentage of shares held to total shares issued: 0.03%) due to the share transfer as of March 1, 2002.
4. With respect to investments in The Bank of Tokyo-Mitsubishi Ltd., the Company owns 2,877 shares of Mitsubishi Tokyo Financial Group, Inc., (percentage of shares held to total shares issued: 0.05%) due to the share transfer as of April 2, 2001.
5. With respect to the investment in each of Matsushita Electric Industrial Co., Ltd., UFJ Holdings, Inc., Daiwa Bank Holdings, Inc. and Mitsubishi Tokyo Financial Group, Inc., the Company holds each of their shares through The Chuo Mitsui Trust & Banking Co., Ltd., acting trustee holding as trust assets, who is a transfer agent of the Company. The Company reserves the right to instruct the exercise of voting rights of the shares held by the Company under the Trust Deed. Provided however, that, the transfer agent of the Company was changed to Mitsui Asset Trust and Banking Company, Limited as of April 1, 2002.

(d) Acquisition etc, and Holding of Own Shares:
Shares to be acquired:

- Acquisition of own shares to transfer the Company's Directors and certain employees
  Shares of common stock: 328,400 shares
  Aggregate amount of acquisition cost ¥3,581 million
- Acquisition of own shares through the purchase of shares constituting less than one unit (1 **tan-gen**) (including shares constituting less than one unit (1 **tan-i**))
  Shares of common stock: 1,683 shares
  Aggregate amount of acquisition cost ¥10 million

Shares to be transferred: None

Shares to be disposed: None

Number of shares held for the business year under review: 330,083 shares of common stock

(4) Matters Concerning Employees

	Number of Employees	Comparison with the preceding term	Average Age	Average Working Years
Male	6,324	82 (decreased)	40.6	18.6
Female	844	64 (decreased)	31.7	11.3
Total	7,168	146 (decreased)	39.6	17.8

Notes:
1. Temporary or part-time employees are not included in the list above.
2. Any portion of the average age or average working years totalling less than one tenth of one year is disregarded.
3. The number of employees includes 853, who retired as at March 31, 2002 due to the "Special support system for change in the job" implemented during the period from February 4, 2002 to March 22, 2002.

(5) Matters Concerning Principal Business Combination

1. Matters Concerning Principal Subsidiaries:

Name of the Company	Paid-in Capital	Percentage of share Ownership	Outline of Business
TDK U.S.A. Corporation (U.S.A.)	(US$283,550 thousand) ¥37,783 million	100.0%	Management and supervision of subsidiaries in the United States
TDK Electronics Corporation (U.S.A.)	(US$62,849 thousand) ¥8,374 million	100.0%	Manufacture and sale of recording media & systems products
TDK Corporation of America (U.S.A.)	(US$3,800 thousand) ¥506 million	100.0%	Sale of electronic materials & components

TDK Taiwan Corporation (Taiwan)	(NT$424,125 thousand) ¥1,615 million	82.8%	Manufacture and sale of electronic materials & components
SAE-Magnetics (Hong Kong) Limited (Hong Kong)	(HK$50 thousand) ¥ -- million	100.0%	Manufacture and sale of electronic materials & components
TDK Recording Media Europe S.A. (Luxembourg)	(Euro 82,846 thousand) ¥9,621 million	100.0%	Manufacture and sale of recording media & systems products
TDK Electronics Europe GmbH (Germany)	(Euro 65,585 thousand) ¥7,617 million	100.0%	Sale of electronic materials & components and recording media & systems products
TDK-MCC Corporation (Japan)	¥1,800 million	100.0%	Sale of electronic materials & components
TDK Marketing Corporation (Japan)	¥1,050 million	100.0%	Sale of recording media & systems products

Notes:
1. The Company indirectly owns 100% of TDK Electronics Corporation, TDK Corporation of America, SAE-Magnetics (Hong Kong) Limited, TDK Recording Media Europe S.A. and TDK Electronics Europe GmbH.
2. The figures in parentheses in the above column of "Paid-in Capital" are stated in local currencies. Yen amounts are translated at the exchange rates on the balance sheet date. Any amount less than one million yen is disregarded.
3. Any portion less than one-tenth of one percent of the percentage of share ownership is disregarded.

2. Condition of Business Combination:

The number of consolidated subsidiaries for the business year ended March 31, 2001 was 78 (domestic 27, overseas 51). As a result of decrease of one company due to the merger of TDK Marketing Corporation and Denkido Co., Ltd., subsidiaries of the Company, which TDK Marketing Corporation is surviving company, the total number of consolidated subsidiaries for the business year under review totalled 77 (domestic 26, overseas 51). The number of affiliates as to investment in which the equity method of accounting had been carried out was 9 (domestic 6, overseas 3) for the business year ended March 31, 2001; it totaled 7 (domestic 4, overseas 3) (a decrease of two domestic) for the business year under review.

3. Results of Business Combination:

The number of consolidated subsidiaries including the nine principal subsidiaries stated above is 77 and that of affiliates as to investment in which the equity method of accounting has been carried out is seven. Consolidated net sales for the business year under review amounted to approximately ¥575,029 million (a decrease of 16.7 % compared with the preceding business year) and consolidated net losses amounted to approximately ¥25,771 million (¥43,983 million of consolidated net earnings was stated for the preceding business year).

(6) Name, Position and Duty, or Major Occupation of Each Director and Corporate auditor

Position	Name	Duty and Major Occupation
President and Representative Director	Hajime Sawabe	
Executive Vice President	Shunjiro Saito	In charge of Technology
Executive Managing Director	Joichiro Ezaki	In charge of Thin-Film technology and General Manager of Information Technology Research Center
Executive Managing Director	Hirokazu Nakanishi	General Manager of Chinese Business Development Group
Executive Managing Director	Jiro Iwasaki	In charge of Safety & Environment and General Manager of Administration Group
Executive Director	Suguru Takayama	In charge of Patents & Licensing
Executive Director	Takeshi Ohwada	General Manager of SCM Group
Executive Director	Shinji Yoko	General Manager of Electronic Components Sales & Marketing Group
Executive Director	Takeshi Nomura	General Manager of Materials Research Center
Executive Director	Yoshinori Hashimoto	In charge of Heads
Executive Director	Kiyoshi Ito	General Manager of Circuit Devices Business Group
Executive Director	Katsuhiro Fujino	General Manager of Ferrite & Magnetic Products Business Group
Corporate Auditor	Yutaka Mori	Full-time
Corporate Auditor	Takuma Otsuka	Full-time
Corporate Auditor	Hiromi Kitagawa	
Corporate Auditor	Osamu Nakamoto	Lawyer, Partner of the Law Firm of Hamada & Matsumoto

Notes:
1. Messrs. Hiromi Kitagawa and Osamu Nakamoto are outside Corporate Auditors prescribed in Section 1, Article 18 of the Law Concerning Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha
2. Changes in Directors during the business year under review:

Position	Name	Remarks
Executive Vice President	Motoyuki Kurihara	retired on June 28, 2001

(7) Major Lenders, Amount of Loans and Number of the Shares of the Company Owned

Not applicable.

(8) Any events materially affecting the conditions of the Company occurred after the settlement of accounts.

Not applicable.

Attachment (2)

BALANCE SHEET (Non-consolidated basis)

(As of March 31, 2002)

Item	Amount	Item	Amount
(ASSETS)	(Millions of yen)	**(LIABILITIES)**	(Millions of yen)
Current Assets:	**208,854**	**Current Liabilities:**	**73,308**
Cash on hand and deposits with banks	50,673	Trade payables – accounts	35,999
Trade receivables - notes	5,179	Accounts payable	21,109
Trade receivables - accounts	74,825	Accrued expenses	8,985
Products	11,936	Deposits received	6,625
Raw materials and supplies	7,541	Other current liabilities	587
Work in process	9,981		
Advance payments	6,979	**Fixed Liabilities:**	**22,392**
Accrued income taxes	2,867	Reserve for retirement benefits	21,803
Deferred tax assets	1,516	Reserve for retirement grants for officers	589
Short-term credits	31,950		
Other current assets	5,673	**(Total Liabilities)**	**95,701**
Allowance for doubtful accounts	Δ 270		
		(STOCKHOLDERS' EQUITY)	
Fixed Assets:	**313,286**		
Tangible fixed assets:	139,109	**Paid-in Capital:**	**32,641**
Buildings	44,577	***Statutory Reserves:***	***67,417***
Structures	2,322	Additional paid-in capital	59,256
Machinery and equipment	60,159	Legal reserve	8,160
Vehicles, tools, furniture and fixtures	5,727		
Land	16,511	**Surplus:**	**329,838**
Construction in progress	9,811	General reserve	307,137
Intangible fixed assets:	3,687	Special depreciation reserve	1,084
Software	3,399	Other reserve	306,053
Other intangible fixed assets	287	Unappropriated retained earnings for the current business year	22,700
Investments, etc.:	170,489	(Losses for the current business year)	(3,794)
Investment securities	8,267	Unrecognized gain on valuation	133
Shares of subsidiaries	101,136	Treasury stock	Δ 3,592
Investment in subsidiaries	5,335	Total Stockholders' Equity:	426,439
Long-term loans receivable	25,630		
Long-term prepaid expenses	4,642		
Long-term deferred tax assets	24,509		
Other investments	1,709		
Allowance for doubtful accounts	Δ 741		
Total Assets:	**522,140**	**Total Liabilities and Stockholders' Equity:**	**522,140**

(Notes) 1. Figures are stated in millions of yen by disregarding any amount less than one million yen.
2. Principal Accounting Principles, etc. are stated separately.

Attachment (3)

<u>STATEMENT OF EARNINGS</u> (Non-consolidated basis)

From: April 1, 2001
To: March 31, 2002

Item	Amount	Total
RECURRING PROFIT AND LOSS	(Millions of yen)	(Millions of yen)
Operating Profit and Loss:		
Operating income:		
Net sales		317,811
Operating expenses:		
Cost of sales	267,053	
Selling, general and administrative expenses	59,265	326,318
Operating loss:		8,507
Non-operating Profit and Loss:		
Non-operating income:		
Interest and dividend income	13,212	
Other non-operating income	4,684	17,897
Non-operating expenses:		
Interest paid	104	
Exchange loss	379	
Other non-operating expenses	1,326	1,810
Recurring Profit:		7,580
EXTRAORDINARY PROFIT AND LOSS		
Extraordinary Profit:		
Reversal of allowance for doubtful accounts	291	
Other extraordinary profit	74	
		365
Extraordinary Loss:		
Loss on disposal of fixed assets	1,048	
Extraordinary loss resulting from business structural reform	14,891	
Other extraordinary loss	779	
		16,718
Losses before income tax		
Corporate tax, resident tax and enterprise tax		8,772
Refunded corporate taxs		55
Adjustment for corporate tax		Δ 994
Net losses for the current business year		Δ 4,039
Retained earnings brought forward from the preceding business year		3,794
Interim dividends		30,481
Unappropriated retained earnings for the current business year		3,985
		22,700

(Notes) 1. Figures are stated in millions of yen by disregarding any amount less than one million yen.
2. Principal Accounting Principles, etc. are stated separately.

(Separate notes)

PRINCIPAL ACCOUNTING PRINCIPLES

The principal accounting principles, procedures and representation adopted for the preparation of the Balance Sheet and the Statement of Earnings are as follows:

1. Method of valuation and valuation basis of inventories

   (a) Products and work in progress:
   The lower of cost method on the basis of periodic average method.

   (b) Raw materials and supplies:
   The lower of cost method on the basis of monthly moving average cost method.

2. Method of valuation and valuation basis of securities

   (a) Shares of subsidiaries and affiliates:
   The cost method on the basis of moving average cost method.

   (b) Other securities:

   Marketable securities:
   Market price method on the fair market price as of the end of business year (any balance resulting from valuation of securities shall directly be entered into capital account, while any cost of sales of marketable securities shall be calculated based on a moving average cost method.)

   Non-marketable securities:
   The cost method on the basis of moving average cost method.

3. Method of valuation and valuation basis of derivatives:
   The market price method

4. Method of depreciation of cost of fixed assets

   (a) Tangible fixed assets:
   Depreciation of buildings (other than facilities attaching to the buildings) is computed using the straight-line method, and property other than buildings is computed using the declining balance method.
   The estimated useful lives of assets are as follows:

Buildings:	3 to 50 years
Machine and equipment	4 to 22 years

   (b) Intangible fixed assets:
   Depreciation of intangible fixed assets is computed using the straight-line method.

   Software used in the Company is computed using the straight-line method based on the utilizable period (5 years) within the Company.

5. Accounting basis of principal reserves

   (a) Reserve for retirement benefits:
   It is stated estimated amounts of retirement benefit liabilities and pension funds as at March 31, 2002 for the future payment of retirement benefits payable to employees.

Actuarial difference is charge to income in the year following the year in which such difference occurred by the straight-line method over the average remaining years of service of the employees. Past service liabilities of employees are charged to income in the year in which the liability occurred by the straight-line method over the average remaining years of service of the employees.

(b) Reserve for retirement grants for officers:
It is stated an amount to be required at the end of the business year for the preparation of the payment of retirement grants to retiring officers in accordance with the internal regulations of the Company.
It is the reserve as prescribed in Article 287-2 of the Commercial Code of Japan.

(c) Allowance for doubtful accounts:
It is stated an estimated amount not to be collectible, in consideration of the past experience for bad debt ratio with respect to doubtful accounts in general, and the individual estimate on possibility of collection with respect to doubtful accounts.

6. Method of accounting for lease transactions

Finance leases, except for those in which ownership is deemed to be transferred to the lessee, are accounted for as operating leases, that is, the rental of property.

7. Method of accounting consumption tax, etc.

No consumption tax, etc. is included in the financial statements.

Notes with respect to Balance Sheet

1. Pecuniary credits and debts to subsidiaries:

(a)	Short-term credits	¥70,190 million
(b)	Long-term credits	¥25,134 million
(c)	Short-term debts	¥20,913 million

2. In addition to the fixed assets stated in the balance sheet, there are computers and other related machinery and equipment as principal assets used pursuant to lease contracts.

3. There is no pecuniary credit or debt to Directors or Corporate Auditors of the Company.

4. Current assets, investments, etc. and liabilities include those denominated in foreign currencies. Accounts of major items translated into yen are as follows:

(a)	Trade receivables - accounts	¥24,531 million
(b)	Shares of subsidiaries	¥85,326 million
(c)	Investments in subsidiaries	¥5,335 million
(d)	Trade payables - accounts	¥2,613 million

5. Assets pledged or collateral:
Investment securities ¥3,298 million

6. Contingent liabilities including guaranteed liabilities:
Guaranty liabilities ¥8,146 million

7. Accumulated amount of depreciation
of tangible fixed assets: ¥244,789 million

8. Consumption taxes are included in the "other current assets" after offsetting the *amount paid in advance against the amount received in advance.*

9. Notes maturing at the end of the business year were accounted as at the date of clearing notes. Since the end of the business year under review fell at a banking holiday, the following notes maturing at the end of the business year were included in the balance as at the end of the business year.

Notes receivable ¥429 million

10. Net assets provided by Paragraph 6, Section 1,
Article 290 of the Commercial Code of Japan: ¥133 million

11. Net losses per share: ¥28.55 (It is calculated on the basis of the average number of shares in issue during the business year under review.)

Notes with respect to Statement of Earnings

1. Sales to subsidiaries: ¥169,642 million
2. Purchases from subsidiaries: ¥142,916 million
3. Non-operating transactions with subsidiaries: ¥6,782 million

[Additional Information]
(Treasury stock)
"Treasury stock", which was entered in the category of assets in the preceding business year, is entered at the end of the stockholders' equity category as deductions from assets for the business year under review, due to the accounting standard for treasury stock ("Accounting Standard regarding Treasury Stock and Reversal, etc. of Statutory Reserve" (Corporate Accounting Standard No. 1 issued by the Accounting Standards Board of Japan, February 21, 2002).

Notes with respect to Retirement Benefits

1. Retirement benefit liabilities and breakdown:

	106th Business year (As at March 31, 2002)
	(¥ million)
(1) Retirement benefit liabilities:	Δ 227,500
(2) Pension assets:	163,313
(3) Unfunded liabilities for retirement benefits (1) + (2):	Δ 64,187
(4) Unrecognized actuarial difference	59,332
(5) Unrecognized past service liabilities	Δ 16,948
(6) Reserve for retirement benefits (3) + (4) + (5):	Δ 21,803

2. Breakdown of expenses for retirement benefits:

	106th Business year (From April 1, 2001 to March 31, 2002)
	(¥ million)
Expenses for retirement benefits	10,702
(1) Service costs	7,380
(2) Interest expenses	6,430
(3) Expected investment income	Δ 4,067
(4) Amounts to dispose of past service liabilities	Δ 1,059
(5) Amounts to dispose of for actuarial difference	991
(6) Extra retirement money, etc. specially paid:	1,027

3. Calculation basis of for retirement benefits liabilities :

	106th Business year (As at March 31, 2002)
(1) Discount rates:	2.50%
(2) Expected rates of return on investment:	2.50%
(3) Distribution method of estimated amount of severance benefits during the period:	Period fixed amount standard
(4) Years to dispose of past service liabilities	Average remaining years of service of the employees when it occurs
(5) Years to dispose of actuarial differences:	Average remaining years of service of the employees when it occurs

Attachment (4)

PROPOSAL FOR APPROPRIATION OF PROFITS

Items	Amount	Amount
	(yen)	(yen)
Unappropriated retained earnings for the current business year	22,700,995,544	
Reversal of general reserve:		
Reversal of special depreciation reserve	231,758,898	
Total		22,932,754,442
We propose that the above profit will be disposed as follows:		
Proposed term-end dividends (¥20 per share)	2,657,191,520	
General reserve:		
Special depreciation reserve	184,666,000	
Total		2,841,857,520
Balance Carried Forward		20,090,896,922

Notes:
1. The amount of proposed term-end dividends does not include a dividend on treasury stock of 330,083 shares.
2. Interim dividends (¥30 per share) in the aggregate amount of ¥3,985,836,120 were paid on November 30, 2001.
3. A special depreciation reserve is reversed or set up in accordance with the Special Taxation Measurement Law.

Attachment (5)

CERTIFIED COPY OF INDEPENDENT PUBLIC ACCOUNTANTS' REPORT

INDEPENDENT PUBLIC ACCOUNTANTS' REPORT

May 20, 2002

To: TDK Corporation
President and Representative Director
Mr. Hajime Sawabe

Shin Nihon & Co.

Shinobu Miyauchi (Seal)
Representative partner and
engagement partner
Certified Public Accountant
Kenji Yumoto (Seal)
Representative partner and
engagement partner
Certified Public Accountant
Hideaki Koyama (Seal)
Engagement partner
Certified Public Accountant

We have examined the Balance Sheet as at March 31, 2002, and the Statement of Earnings, the Business Report (limited to the part regarding the accounts of the Company) and the Proposal for Appropriation of Profits and attached schedules thereto (limited to the part regarding the accounts of the Company) of TDK Corporation for the 106th business year from April 1, 2001 to March 31, 2002 pursuant to the provisions of Article 2 of the "Law Concerning Special Exceptions to the Commercial Code Concerning Audit, Etc. of Joint-Stock Corporations (Kabushiki Kaisha)." Further, the part regarding the accounts of the Company of the Business Report and attached schedules are described based on the records of accounting books of the Company and its subsidiaries.

Our examination was made in accordance with generally accepted auditing standards and accordingly included such auditing procedures as we considered necessary under the circumstances. Such auditing procedures include the auditing procedures for the Company's subsidiaries which we carried out as we considered it necessary.

We, after examination, hereby report as follows:

(1) The Balance Sheet and the Statement of Earnings fairly set forth the financial condition and state the profit and loss of the Company in accordance with laws and ordinances and the Articles of Incorporation.
(2) The Business Report (limited to the part regarding the accounts of the Company) fairly sets forth the situation of the Company in accordance with laws and ordinances and the Articles of Incorporation.
(3) The Proposal for Appropriation of Profits is in conformity with laws and ordinances and the Articles of Incorporation.
(4) There exists no matters in the attached schedules (limited to the part regarding the accounts of the Company) to be pointed out in accordance with the provisions of the Commercial Code of Japan.

Shin Nihon & Co. or these Certified Public Accountants in charge have no interests with the Company which are defined by the provisions of the Law Concerning Certified Public Accountants.

- End -

(Note) The Independent Public Accountants of the Company, "Century Ota Showa & Co." changed its corporate name to "Shin Nihon & Co." as of July 1, 2001.

Attachment (6)

CERTIFIED COPY OF REPORT OF BOARD OF CORPORATE AUDITORS

AUDIT REPORT

This Board of Corporate Auditors prepared and report upon the following audit report regarding the performance of duties of the Directors of the Company during the 106th fiscal year from April 1, 2001 to March 31, 2002, upon deliberation, based on the reports from each Corporate Auditor regarding the method and the result of audit.

1. Summary of method of audit

Each Corporate Auditor, subject to, **inter alia**, the audit policy set up by the Board of Corporate Auditors and the duties assigned to each Corporate Auditor, has attended meetings of the Board of Directors and other meetings as deemed important, received from Directors reports on the business, perused the documents whereby the important decisions were made, and examined business and financial conditions at the head office and the principal offices. Each of Corporate Auditors has also required reports on business from the Company's subsidiaries, has visited the principle subsidiaries when deemed it necessary, and has examined business and financial conditions. In addition, we received from the Independent Accountants reports on audit and examined the accounting statements and attached schedules.

As for the transactions between Directors acting on their own behaves and the companies which businesses are competitive to the Company, transactions between Directors and the Company in which interests in both parties are contradictory, the provision, free of charge, of profits conducted by the Company, transactions not in the ordinary course of business between its subsidiaries and the Company or between its stockholders and the Company and acquisition and disposal of its own shares and the like, we each examined such transactions in detail by receiving reports from the Directors, as necessary, in addition to the method of audit mentioned above.

2. Result of audit

(1) The method and results of auditing carried out by Century Ota Showa & Co., Independent Public Accountants, are appropriate.
(2) The Business Report fairly sets forth the situation of the Company in accordance with laws and ordinances and the Articles of Incorporation.
(3) With respect to the item concerning the proposal for appropriation of profits, nothing unusual is to be pointed out in accordance with the financial condition of the Company and other circumstances.
(4) The attached schedules fairly set forth the matters to be stated and nothing unusual is to be pointed out.
(5) With respect to the performance of their duties by the Directors, no illegal act nor any fact which is in violation of the laws and ordinances and the Articles of Incorporation is ascertainable.

We confirm that there is no illegal acts of Directors with respect to transactions between Directors acting on their behaves and the companies which businesses are competitive to the Company, transactions between Directors and the Company in which interests in both parties are contradictory, the provision, free of charge, of profits conducted by the Company, transactions not in the ordinary course of business between its subsidiaries and the Company or between its stockholders and the Company and acquisition and disposal of its own shares and the like.

May 21, 2002

Board of Corporate Auditor of
TDK Corporation

Corporate Auditor (full-time)
Yutaka Mori (Seal)
Corporate Auditor (full-time)
Takuma Otsuka (Seal)
Corporate Auditor
Hiromi Kitagawa (Seal)
Corporate Auditor
Osamu Nakamoto (Seal)

(Note) Messrs. Hiromi Kitagawa and Osamu Nakamoto are outside Corporate Auditors prescribed in Section 1, Article 18 of the Law Concerning Special Exceptions to the Commercial Code Concerning Audit, etc. of **Kabushiki Kaisha.**

Reference Documents Concerning the Exercise of Voting Rights

1. Aggregate number of voting rights owned by all stockholders: 1,327,721

2. Matters to be Resolved and Matters for Reference:

First Item: Approval of proposal for appropriation of profits for the 106th business year

The appropriation of profits for the business year under review is stated in Attachment (4) (page 22) above.
The Company considers that returning profits to its stockholders is an important management matter, and will distribute such profit with comprehensive reference to the level of return on equity (ROE), dividends on equity (DOE) and trends hereafter in the business results.
The year-end dividend during the business year under review will be ¥20.00 per share, as a result of the Company taking into account the level of ROE and DOE, etc. in accordance with the Company's basic policy. Together with the interim dividends of ¥30.00 per share, which were paid in November 30, 2001, the total dividends for the business year under review will be ¥50.00 per share.

Second Item: Partial amendments to the Articles of Incorporation

1. Reason for amendments:
The Company intends to make partial amendments to the present Articles of Incorporation as stated below.
Due to the enforcement of the "Law regarding the Partial Amendments, etc. to the Commercial Code, etc. of Japan" (Law No. 79, 2001), the "Law regarding the Partial Amendments to the Commercial Code, etc. of Japan" (No. 128, 2001) and "Law regarding the Partial Amendments to the Commercial Code of Japan and Law concerning Special Exceptions to the Commercial Code on Audit, etc. of **Kabushiki Kaisha**" (Law No. 149, 2001) as of October 1, 2001, April 1, 2002 and May 1, 2002, respectively, amendments to provisions relating to the "abolishment of par value shares", the "introduction of unit share system (**tan-gen kabu**)", the "number of voting rights" the "number and the term of office of Corporate Auditors" and the "computerization of corporate documents", among other things, of the present Articles of Incorporation will be implemented. At the same time, the Executive Officer System will be introduced, in order to reform management structure of the Company and accordingly, the number of Directors will decrease from the present twenty (20) Directors to ten (10) Directors, enabling the Company to facilitate an improved decision-making process. In addition, necessary changes including wording changes and renumbering of Articles, etc. will be made.

2. Details of amendments
Details of the proposed amendments are as follows.

(Parts proposed to be amended are underlined.)

Present Articles of Incorporation	Proposed amendment
CHAPTER II SHARES	CHAPTER II SHARES
(Number of Shares Authorized to be Issued and Par Value per Par Value Share)	(Number of Shares Authorized to be Issued, Number of Shares of One Unit (1 **tan-gen**) and Non-Issuance of Shares Constituting Less Than One Unit ((1 **tan-gen**))
Article 5	Article 5
2. The par value per par value share shall be ¥50.	2. (To be deleted and newly established) The number of shares of one unit (1 **tan-gen**) of shares of the Company shall be one hundred (100) shares.
(To be newly established)	2-2. The Company shall not issue share certificates for shares constituting less than one unit (1 **tan-gen**) of shares (hereinafter referred to as the "shares constituting less than one unit (1 **tan-gen**)).
3. The Company shall, by the resolution of the Board of Directors, be entitled to acquire its shares to the extent of 13,300,000 shares for the purpose of the cancellation of shares by way of using profits on and after June 29, 1998.	3. (To be deleted)
(Number of Shares per Unit) Article 5-2. One hundred shares of the Company shall compose one unit of shares.	Article 5-2. (To be deleted)
(Subscription Right to New Shares) Article 6. The shareholders (including the beneficial shareholders; the same shall be applied hereinafter) of the Company do not have the right to subscribe for new shares. Provided, however, that such right may be bestowed by determination of the Board of Directors.	Article 6. (To be deleted)
(Denominations of Share Certificates) Article 7. The share certificates to be issued by the Company shall be in the denominations provided for by the Share Handling Regulations established by the Board of Directors.	Article 7. (To be deleted)
(Transfer Agent) Article 8.	(Transfer Agent) Article 8.
2. The shareholders' register (including the beneficial shareholders' register; the same shall be applied hereinafter) of the Company shall be kept at the place of business of the transfer agent, and the registration of transfer of shares, registration of pledge and indication of trust assets or cancellation thereof, registration in the beneficial shareholders' register, purchase of shares representing less than a unit (1 **tan-i**), delivery of share certificates, non-possession of share certificates, acceptance of notices and	2. The shareholders' register (including the beneficial shareholders' register; the same shall be applied hereinafter) of the Company shall be kept at the place of business of the transfer agent, and the registration of transfer of shares, registration of pledge and indication of trust assets or cancellation thereof, registration in the beneficial shareholders' register, purchase of shares representing less than a unit (1 **tan-gen**), delivery of share certificates, non-possession of share certificates, acceptance of notices and

other notice and other matters relating to shares shall be handled by the transfer agent, not by the Company.	other notice and other matters relating to shares shall be handled by the transfer agent, not by the Company.
(Share Handling Regulations) Article 9. The registration of transfer of shares of the Company, registration in the beneficial shareholders' register, purchase of shares representing less than a unit (1 **tan-i**) and other matters concerning the handling of shares and handling fees shall be governed by the Share Handling Regulations established by the Board of Directors.	(Share Handling Regulations) Article 9. Denominations of share certificates and the registration of transfer of shares of the Company, registration in the beneficial shareholders' register, purchase of shares representing less than a unit (1 **tan-gen**) and other matters concerning the handling of shares and handling fees shall be governed by the Share Handling Regulations established by the Board of Directors.
(Record Date) Article 10. The Company shall deem those shareholders whose names have been entered in the shareholders' register as of the day of each closing of accounts as the shareholders who may exercise shareholders' rights at the ordinary general meeting of shareholders held with respect to the business period concerned. 2. If it is necessary in addition to the foregoing paragraph, the Company may, upon giving prior notice, pursuant to the resolution of the Board of Directors, deem those shareholders and registered pledgees whose names have been entered in the shareholders' register on a certain day as the shareholders and pledgees who may exercise the rights thereof.	(Record Date) Article 10. The Company shall deem those shareholders whose names have been entered or recorded in the shareholders' register as of the day of each closing of accounts as the shareholders who may exercise shareholders' rights at the ordinary general meeting of shareholders held with respect to the business period concerned. 2. If it is necessary in addition to the foregoing paragraph, the Company may, upon giving prior notice, pursuant to the resolution of the Board of Directors, deem those shareholders and registered pledgees whose names have been entered or recorded in the shareholders' register on a certain day as the shareholders and pledgees who may exercise the rights thereof.
CHAPTER IV DIRECTORS AND THE BOARD OF DIRECTORS	CHAPTER IV DIRECTORS AND THE BOARD OF DIRECTORS
(Number of Directors) Article 12. The number of Directors of the Company shall be 20 or less. 3. Elections of Directors shall require the presence of shareholders who hold shares equivalent to one third or more of the total number of issued shares.	(Number of Directors) Article 12. The number of Directors of the Company shall be 10 or less. 3. Elections of Directors shall require the presence of shareholders who hold one third or more of the voting rights owned by all shareholders.
(Directors with Executive Power and Representative Directors) Article 14. By resolution of the Board of Directors, a Chairman of the Board of Directors and a President and Director, several Senior Executive Vice Presidents and Directors, Executive Vice Presidents, and Executive Managing Directors may be chosen. 4. The Senior Executive Vice Presidents and Directors, the Executive Vice Presidents, and the Executive Managing Directors shall by assisting the President and Director take partial charge of business operations and if the President and Director is prevented from carrying out his	(Directors with Executive Power and Representative Directors) Article 14. By resolution of the Board of Directors, a Chairman of the Board of Directors and a President and Director may be chosen. 4. Directors shall by assisting the President and Director take partial charge of business operations and if the President and Director is prevented from carrying out his duties, act in the order previously fixed by the Board of Directors, shall act in his place, in the order previously

duties, shall act in his place. Provided, however, that the order in which the Senior Executive Vice Presidents and Directors, the Executive Vice Presidents, and the Executive Managing Directors shall act shall be determined by the Board of Directors.	determined by the Board of Directors.
CHAPTER V CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS	CHAPTER V CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS
(Number of Corporate Auditors) Article 18. The number of Corporate Auditors of the Company shall be four or less. 3. Elections of Corporate Auditors shall require the presence of shareholders who hold shares equivalent to one third or more of the total number of issued shares.	(Number of Corporate Auditors) Article 18. The number of Corporate Auditors of the Company shall be five or less. 3. Elections of Corporate Auditors shall require the presence of shareholders who hold one third or more of voting rights owned by all shareholders.
(Term of Office of Corporate Auditors) Article 19. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within three years after their assumption of office.	(Term of Office of Corporate Auditors) Article 19. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within four years after their assumption of office.
CHAPTER VI ACCOUNTS	CHAPTER VI ACCOUNTS
(Dividends) Article 24. Dividends, when declared, shall be paid to the shareholders or registered pledgees whose names have been entered in the shareholders' register as of the day of each closing of accounts.	(Dividends) Article 24. Dividends, when declared, shall be paid to the shareholders or registered pledgees whose names have been entered or recorded in the shareholders' register as of the day of each closing of accounts.
(Interim Dividends) Article 25. By resolution of the Board of Directors, the Company may make a cash distribution (interim dividends) in accordance with the provisions of Article 293-5 of the Commercial Code to the shareholders or registered pledgees whose names have been entered in the last shareholders' register as of September 30 of each year.	(Interim Dividends) Article 25. By resolution of the Board of Directors, the Company may make a cash distribution (interim dividends) in accordance with the provisions of Article 293-5 of the Commercial Code to the shareholders or registered pledgees whose names have been entered or recorded in the last shareholders' register as of September 30 of each year.
(Conversion of Convertible Debentures and Dividends, etc.) Article 26. With respect to the first distribution of dividends or interim dividends on the shares issued upon conversion of convertible debentures, conversion shall be deemed to have been made on April 1 if the request for conversion is made between April 1 and September 30 and on October 1 if such request is made between October 1 and March 31 of the following year.	Article 26. (To be deleted)

(To be newly established)	Supplement Notwithstanding the provisions of Article 19 (Term of Office of Corporate Auditors), the term of office of Corporate Auditors who are in office before the close of the ordinary general meeting of shareholders held with respect to the fist accounting period after May 1, 2002 shall be remained to be three years.

Third Item: Acquisition of own shares of the Company

You are requested to approve that the Company will acquire its own 300,000 shares of common stock of the Company, with a maximum aggregate acquisition cost of ¥3.0 billion, pursuant to Article 210 of the Commercial Code of Japan during the period from the closing of this Ordinary General Meeting of Stockholders to the closing of next Ordinary General Meeting of Stockholders, in order to issue stock acquisition rights as stated in the Fifth Item

Fourth Item: Election of seven (7) Directors

The terms of offices of all twelve (12) Directors will expire at the closing of this Ordinary General Meeting of Stockholders. You are requested to elect seven (7) Directors.

Candidates for Directors are as follows:

1.	Hajime Sawabe (Jan. 9, 1942)	April 1964 - entered into the Company May 1991 - General Manager of European Div. of Recording Media Business Group of the Company June 1996 - Executive Director and General Manager of Data Storage Components Business Group of the Company June 1998 - President and Representative Director of the Company (present post)	5,000 shares
2.	Hirokazu Nakanishi (March 13, 1944)	April 1969 - entered into the Company July 1990 - General Manager of Production Engineering Div. of the Company June 1996 - Executive Director of the Company June 1998 - Executive Managing Director (present post) and General Manager of Electronic Device Business Group of the Company Oct. 2001 - General Manager of Chinese Business Development Group of the Company (present post)	1,000 shares

3.	Jiro Iwasaki (Dec. 6, 1945)	April 1974 - entered into the Company June 1992 - General Manager of Corporate Planning Office of the Company June 1996 - Executive Director and General Manager of Human Resources Dept. of the Company June 1998 - Executive Managing Director (present post) and General Manager of Recording Media & Systems Business Group of the Company Oct. 2001 - in charge of Safety and Environment, and General Manager of Administration Group of the Company (present post)	1,300 shares
4.	Shinji Yoko (Jan. 2, 1948)	April 1970 - entered into the Company Jan. 1994 - General Manager of European Sales Headquarters of the Company June 1998 - Executive Director of the Company (present post) Oct. 2001 - General Manager of Electronic Components Sales & Marketing Business Group the Company (present post)	1,000 shares
5.	Takeshi Nomura (Mar. 8, 1952)	April 1980 - entered into the Company June 1996 - General Manager of Material Research Center of the Company (present post) June 1998 - Executive Director of the Company (present post)	1,000 shares
6. *	Mitsuaki Konno (Dec. 28, 1944)	April 1969 - entered into the Company July 1990 - General Manager of Finance and Accounting Dept. of the Company June 2000 - Associate Director Apr. 2001 - General Manager of Management Review & Support Dept. of the Company (present post)	1,000 shares
7. *	Yasuhiro Hagihara (Oct. 19, 1937)	April 1971 - registered as lawyer in Washington D.C. in the U.S. Aug. 1976 - joined Graham and James LLP in the U.S. Jan. 1979 - Partner of the said law firm July 2000 - Partner of SQUIRE, SANDERS & DEMPSEY LLP (**Gaikoku Jimu Bengoshi Jimusho**) (present post)	0 share

(Notes)

1. None of the above seven (7) candidates has any special interests in the Company.
2. * indicates a newly named candidate.
   Mr. Yasuhiro Hagihara is a candidate for an outside Directors to comply with the requirement of outside directors provided under Paragraph 7-2, Section 2, Article 188 of the Commercial Code of Japan.

Fifth Item: Issuance of stock acquisition rights, in order to grant such rights to Directors, corporate executive officers and certain employees of the Company

You are requested to approve the issuance by the Company of stock acquisition rights in accordance with the following terms and conditions, pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan, in order to grant such rights as a stock-option plan to Directors and certain employees of each of the Company and affiliates.

1. Reason for the issuance of stock acquisition rights with specially favorable terms and conditions to persons other than stockholders:
   In order to raise motivation and enhance morale for the purpose of contributing to the improvement of consolidated business results of the Company, stock acquisition rights will be issued to Directors, corporate executive officers and key employees of the Company, and officers and key employees of affiliates in accordance with the conditions of the issuance as stated 2. below.
2. Summary of the issuance of stock acquisition rights:
   (1) Grantees of stock acquisition rights to be allotted:
   Directors, corporate executive officers and key employees of the Company, and officers and key employees of affiliates (hereinafter referred to as the "Grantees")
   (2) Class and number of shares to be allotted for stock acquisition rights:
   Maximum of 300,000 shares of common stock of the Company
   In case the Company makes a stock split or stock consolidation of its outstanding shares, the number of shares to be allotted for stock acquisition rights shall be adjusted in accordance with the following formula. Provided, however, that such adjustment shall be made solely to the number of shares to be allotted for stock acquisition rights which have not yet been issued upon exercise of stock acquisition rights at the time of such stock split or consolidation and any number of share less than one share arising out of such adjustment shall be disregarded:

   $$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Percentages of stock split and consolidation}$$

   Also, in case the Company makes a stock split, stock consolidation or a reduction of paid-in capital, or in other similar cases where the number of shares to be allotted for stock acquisition rights needs to be adjusted, the number of stock acquisition rights shall be appropriately adjusted to the necessary and reasonable extent.
   (3) Aggregate number of stock acquisition rights to be issued:
   Maximum 3,000
   The number of shares to be allotted for one stock acquisition right (hereinafter referred to as the "number of shares to be granted") shall be 100 shares.
   (4) Issue price of stock acquisition rights:
   Free of charge
   (5) Amounts to be paid upon the exercise of each stock acquisition right:
   Amounts to be paid upon the exercise of each stock acquisition right shall be the amount to be paid per share (hereinafter referred to as the "exercise price"), multiplied by the number of shares to be granted. Such share shall be issued or transferred when each stock acquisition right is exercised.
   Exercise price shall be an amount which is the average of the closing price (regular way) of the Company's shares of common stock on the Tokyo

Stock Exchange on each day (other than any day on which no sale is reported) of the month immediately preceding the date of the issuance of stock acquisition rights, multiplied by 1.05. Any amount less than one yen arising out of such adjustment shall be rounded upward to the nearest yen. Provided, however, that the if such price is less than the closing price as of the date of issue of stock acquisition rights, then such closing price reported on the date of issue of stock acquisition rights shall be the exercise price (if no closing price is reported on such day, then the closing price reported on the day immediately preceding that day).
In case the Company issues new shares or disposes of its own shares at a price less than the current market price (except that the exercise of stock acquisition rights and the transfer of own shares pursuant to the provisions of Section 2, Article 5 of the Supplement of the "Law regarding the Partial Amendments, etc. to the Commercial Code, etc. of Japan (Law No. 79, 2001)), the exercise price shall be adjusted in accordance with the following formula and any amount less than one yen arising out of such adjustment shall be rounded upward to the nearest yen:

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares newly issued} \times \text{Amount paid per share}}{\text{Market price}}}{\text{Number of Shares issued} + \text{Number of new shares increased after stock split or new issuance}}$$

"Number of shares issued" in the above formula means the number of shares resulting from the deduction of treasury stock from the number of outstanding shares of the Company. In case of disposal of treasury stock, "Number of shares newly issued" can also be read as "Number of treasury stock to be disposed of".
Furthermore, in case that the Company shall make a stock split or stock consolidation of its outstanding shares, the exercise price shall be adjusted in accordance with the following formula and any amount less than one yen arising out of such adjustment shall be rounded upward to the nearest yen:

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{1}{\text{Percentages of stock split and consolidation}}$$

(6) Exercise period of stock acquisition rights:
From August 1, 2004 to July 31, 2008

(7) Conditions of exercise of stock acquisition rights:

① Partial exercise of each stock acquisition right is only exercisable so long as the number of shares to be allotted for stock acquisition rights is an integral multiple of a unit of shares (1 **tan-gen**) of the Company.

② When Directors and corporate executive officers of the Company and officers of affiliates, who are to be granted such stock acquisition rights, are removed from their respective offices, voluntarily resign, or lose their positions due to disqualification, stock acquisition rights may not be exercised.

③ When certain employees of the Company and affiliates, who are to be granted such stock acquisition rights, are demoted or dismissed as a result of disciplinary measures, stock acquisition rights may not be exercised.

④ In case of the loss of position as Directors, corporate executive officers and certain employees of the Company and officers of affiliates due to the reason other than ② or ③ stated above, stock acquisition rights may be exercised within two years following such loss of position.

⑤ Other conditions relating to the exercise of such rights shall be determined in accordance with the agreement with respect to the granting of stock acquisition rights which shall be concluded between the Company and the Grantees, pursuant to resolutions to be made at this Ordinary General Meeting of Stockholders and the meeting of the Board of Directors.

(8) Events and conditions of cancellation of stock acquisition rights:

① If a proposal for approval of a merger agreement, under which the Company is the dissolving company, is approved at a meeting of stockholders of the Company, or if a proposal for approval of a stock exchange agreement or a proposal for share transfer is approved at a meeting of stockholders of the Company, the Company may cancel stock acquisition rights without any charge.

② The Company may, at any time, cancel without any charge such stock acquisition rights to be acquired and owned by itself, which have not been exercised.

(9) Transfer restrictions on stock acquisition rights:

Transfer of stock acquisition rights shall require the approval from the Board of Directors of the Company.

3. Summary of the allotment of stock acquisition rights:

The Board of Directors of the Company shall determine the number of stock acquisition rights to be granted to each Grantee, taking into consideration the responsibilities on his duties and the contribution of each of the Grantees to the consolidated business results of the Company.

In addition, when granting stock acquisition rights to grantees, the Company shall enter into the "Agreement with respect to the granting of stock acquisition rights" with the respective Grantees, which shall provide for conditions deemed reasonable for the purpose of the issuance of stock acquisition rights by the Board of Directors.

Sixth Item: Revision of the amount of remuneration for Directors as a group

The amount of remuneration for Directors as a group of the Company was revised to "an amount of ¥36,000,000 or less per month" at the 96th Ordinary General Meeting of Stockholders held on June 26, 1992 and such amount has been applied thereafter. The Company intends to revise such amount to "an amount of ¥25,000,000 or less", taking into consideration the decrease in the total number of Directors due to the reform of the management system, including the introduction of the Corporate Executive Officer System, etc., and making allowances for other circumstances. With respect to such remuneration, the limit of the payment shall not include salaries payable to employees who are also in the office of Directors. The current number of Directors is twelve (12). When the Fourth Item is approved as originally proposed, the number of Directors shall be seven (7).

Seventh Item: Revision of the amount of remuneration for Corporate Auditors as a group

The amount of remuneration for Corporate Auditors as a group of the Company was revised to "an amount of ¥5,000,000 or less per month" at the 98th Ordinary General Meeting of Stockholders held on June 29, 1994 and such amount has been applied thereafter. The Company intends to revise such amount to "an amount of ¥8,000,000 or less", taking into consideration the economic changes since then as well as the increase in the number of Corporate Auditors due to the implementation of the "Law regarding the Partial Amendments to the Commercial Code of Japan and Law concerning Special Exceptions to the Commercial Code on Audit, etc. of **Kabushiki Kaisha**" (No. 149, 2001).

Eighth Item: Presentation of retirement grants to the resigning Directors

It is proposed that retirement grants shall be presented to six Directors, namely, Messrs. Shunjiro Saito, Joichiro Ezaki, Suguru Takayama, Takeshi Ohwada, Yoshinori Hashimoto, Kiyosih Ito and Katsuhiro Fujino, who will resign as Directors at the closing of this meeting upon the completion of their respective term of office, in appreciation of their meritorious services to the Company, within a reasonable amount based on specified standards of the Company. Determination of the amount, the date of presentation and procedures are requested to be entrusted to the Board of Directors.

Resume of the above person is as follows:

Name	Resume
Shunjiro Saito	April 1967 - entered into the Company June 1990 - assumed the office of Executive Director of the Company June 1996 - assumed the office of Executive Managing Director of the Company June 2000 - assumed the office of Executive Vice President (to present)
Joichiro Ezaki	April 1965 - entered into the Company June 1992 - assumed the office of Executive Director of the Company June 1998 - assumed the office of Executive Managing Director of the Company (to present)
Suguru Takayama	September 1973 - entered into the Company June 1996 - assumed the office of Executive Director of the Company (to present)
Takeshi Ohwada	April 1968 - entered into the Company June 1998 - assumed the office of Executive Director of the Company (to present)
Yoshinori Hashimoto	December 1972 - entered into the Company June 1999 - assumed the office of Executive Director of the Company (to present)
Kiyoshi Ito	April 1963 - entered into the Company June 2000 - assumed the office of Executive Director of the Company (to present)
Katsuhiro Fujino	August 1970 - entered into the Company June 2000 - assumed the office of Executive Director of the Company (to present)

- End -

Map to Technical Center of TDK Corporation
(Translation omitted)